Filed by Quad/Graphics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: World Color Press Inc.
Commission File No. 001-14118
REVISED Sunday, 1:30 p.m.

From:	Joel
To:	Shareholders
Subj:	A new, vibrant era begins today
I am excited to announce the dawn of a new, vibrant era at Quad/Graphics. We have signed an agreement to acquire Worldcolor that will secure our future in print and vault us to a $5 billion company with expanded geographic reach and with a presence in a broader range of product segments. This is a transformational event in our company’s history and will be a springboard to growth and opportunity!
Please see the attached press release [insert link] for complete details.
This has been a HUGE decision for me, my family, the board of directors and my fellow officers, and one in which we have spent a lot of time thinking about and evaluating. We are all very confident that this is the right choice to move Quad/Graphics forward and help us continue to succeed over the long term.
The transaction is expected to close this summer and generate considerable shareholder value through sizable synergies. We expect to generate approximately $225 million in net annualized synergies within 24 months of closing.
As a result of this transaction, Quad/Graphics will become a publicly traded company — something that will no doubt surprise many of you. However, we determined that the best way to pay for this transaction was to use our equity rather than use debt. To that end, we will issue new shares to Worldcolor’s existing shareholders, and their shareholders will end up with 40 percent of our shares. Quad/Graphics shareholders will retain majority ownership of the company with 60 percent of the shares. But even more importantly, the Harry V. Quadracci family will retain 78 percent of the voting control of the company through the ownership of high-vote stock. In other words, Quad/Graphics remains firmly in the control of the Quadracci family.
We’ve always touted the strength of being privately held because it meant we could manage for today and for the long term. At the same time, we’ve always run Quad/Graphics like a public company, with public company controls and operations in place. We will continue to operate the company as we always have, with a focus on the long term and with the values that have made us successful since our inception. An advantage of publicly listing our shares is it will create enhanced liquidity for shareholders.
On top of my role as President & CEO of the expanded Quad/Graphics, I will take on the additional role of Chairman of the Board, which was just confirmed at our most recent Board meeting on Sunday. The future Board will be comprised of the six current Quad/Graphics directors as well as two Worldcolor directors: Mark Angelson, Worldcolor’s current Chairman & CEO, who will Chair the Board Committee on Integration and Consolidation and another director who will be named prior to closing.
We went through a very thorough due diligence process to understand the company we’re buying, and through that process I was able to confirm what I always knew to be true: Worldcolor’s employees are true print professionals who have worked very hard to keep the company performing in and out of bankruptcy and through all the difficult times they have experienced. I look forward to welcoming them into the Quad family as they join us in reaffirming our position as the Best Printer in the World.
As a Quad/Graphics shareholder, you’ll be pleased to know that you will receive a $5 cash dividend for every share of stock you own. This dividend will be paid at closing, which is expected this summer. This represents a payout of AAA income, which are earnings that already have been taxed but not distributed.
We want you to be well-informed about this acquisition. Therefore, we encourage you to join Worldcolor’s investor conference call and webcast TODAY at 9 a.m. Central Time, 10 a.m. Eastern Time. John Fowler and I will be guests and will provide comments. For instructions on how to join the conference call, please read the “Investor Conference Call and Webcast” section of the attached press release.
Furthermore, we will be holding an informational shareholder meeting in the near future as well as another meeting to approve the transaction following when the S-4 becomes effective. We will forward you meeting information as soon as possible.
If you have any immediate questions, please contact John Fowler (john.fowler@qg.com, 414-566-2224) or Andy Schiesl (andy.schiesl@qg.com, 414-566-2017).
I reiterate my enthusiasm for the transaction with Worldcolor and what it means for our future! I look forward to seeing you all very soon
Joel
Additional Information and Where to Find It
This document relates to a proposed business combination transaction between Quad/Graphics and Worldcolor that will become the subject of a registration statement filed by Quad/Graphics with the Securities and Exchange Commission (the “SEC”). This document is not a substitute for the prospectus that Quad/Graphics will file with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov), by directing a request to Quad/Graphics, at N63 W23075 State Hwy 74, Sussex, WI 53089-2827, (888) 782-3226, or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada, (800) 567-7070.

Monday, 11:30 a.m.
From: Joel Quadracci
To: Customers
Subj: The dawn of an exciting new era at Quad/Graphics
Dear Valued Client:
I am writing to share exciting news. Earlier today Quad/Graphics announced that we have signed an agreement to acquire Worldcolor, the second largest provider of print, digital and related services in the Americas. This transaction will enhance our leadership position in the printing industry through an expanded geographic footprint and a broader variety of product types and revenue-generating solutions. In short, we will be better able to help you capitalize on print’s strengths in a multi-channel world. Our strong commitment to innovation and customer service will continue uninterrupted.
Please see the attached press release for complete details on today’s announcement.
I look forward to continuing to lead our newly expanded company as President & CEO, and am pleased to be taking on the additional role of Chairman of the Board. The future Board will be comprised of the six current Quad/Graphics directors, and expanded to include Mark Angelson, Worldcolor’s current Chairman & CEO and another director who will be named prior to closing. I am pleased that Mark will join our Board as Chair of the Committee on Integration and Consolidation. His long tenure in public company management and his unmatched record of success in leading consolidations in our industry will be very beneficial to all Quad/Graphics stakeholders.
As a result of this transaction, Quad/Graphics will become a publicly traded company — something that will no doubt surprise many of you. However, we determined that the best way to pay for this transaction was to use our equity rather than lever up the company with debt. To that end, we will issue new shares to Worldcolor’s existing shareholders, and their shareholders will end up holding 40 percent of our shares. Quad/Graphics shareholders will have majority ownership of the company with 60 percent of the shares. But even more importantly, the Harry V. Quadracci family will retain 78 percent of the voting control of the company through the ownership of high-vote stock. In other words, Quad/Graphics remains firmly in the control of my family, and you should take comfort knowing that Quad/Graphics will continue to operate the company as we always have: with a strong focus on customer service and a commitment to managing the business for today and the long-term.
As always, we look forward to serving you with the best people and best manufacturing platform in the industry! This is the dawn of an exciting new era here at Quad/Graphics and we look forward to continuing our relationship with you well into the future.
Sincerely yours,
Joel Quadracci
Chairman, President & CEO
Quad/Graphics
Additional Information and Where to Find It
This document relates to a proposed business combination transaction between Quad/Graphics and Worldcolor that will become the subject of a registration statement filed by Quad/Graphics with the Securities and Exchange Commission (the “SEC”). This document is not a substitute for the prospectus that Quad/Graphics will file with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov), by directing a request to Quad/Graphics, at N63 W23075 State Hwy 74, Sussex, WI 53089-2827, (888) 782-3226, or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada, (800) 567-7070.

Current as of Monday, 8 a.m.

From:	Joel
To:	Quad-ALL
Subj:	Expect the unexpected!
I am excited to announce today that Quad/Graphics has signed an agreement to acquire Worldcolor which will secure our future in print and vault us to a $5 billion company with expanded geographic reach and with a presence in a broader range of product segments. This is a transformational event in our company’s history and will be a springboard to growth and opportunity!
This has been a HUGE decision for me, my family, the board of directors and my fellow officers, and one in which we have spent a lot of time thinking about and evaluating. We are all very confident that this is the right choice to move Quad/Graphics forward and help us continue to succeed over the long term.
We expect to close on the transaction this coming summer.
As a result of this transaction, Quad/Graphics will become a publicly traded company — something that will no doubt surprise many of you. However, we determined that the best way to pay for this transaction was to use our equity rather than use debt. To that end, we will issue new shares to Worldcolor’s existing shareholders, and their shareholders will end up with 40 percent of our shares. Quad/Graphics shareholders will retain majority ownership of the company with 60 percent of the shares. But even more importantly, the Harry V. Quadracci family will have 78 percent of the voting control of the company through the ownership of high-vote stock. In other words, Quad/Graphics remains firmly in the control of the Quadracci family.
We’ve always touted the strength of being privately held because it meant we could manage for today and for the long term. At the same time, we’ve always run Quad/Graphics like a public company, with public company controls and operations in place. We will continue to operate the company as we always have, with a focus on the long term and with the values that have made us successful since our inception.
On top of my role as President & CEO of the expanded Quad/Graphics, I will take on the additional role of Chairman of the Board, which was just confirmed at our most recent Board meeting on Sunday. The future Board will be comprised of the six current Quad/Graphics directors as well as two Worldcolor directors: Mark Angelson, Worldcolor’s current Chairman & CEO, who will Chair the Board Committee on Integration and Consolidation and another director who will be named prior to closing.
Worldcolor’s employees are true print professionals who have worked very hard to keep the company performing in and out of bankruptcy and through all the difficult times they have experienced. I look forward to welcoming them into the Quad family as they join us in reaffirming our position as the Best Printer in the World.
For all of you, this is a call to action! I equate the last couple of years to driving a racecar in a parking lot. It’s fun, but the car is capable of so much more. We are capable of so much more! This deal puts us on the race track and in the pole position! While we will face challenges in making this acquisition work well, I also know we will rise to those challenges and conquer them in true Quad fashion. So, once the deal closes (which is expected this summer), I will need you all to step up to the plate, be ready to assist with the integration process (more on that later) and be ambassadors to our new partner-employees at Worldcolor. In the meantime, until we close the deal this summer, it’s business as usual here and I know I can count on you to stay focused and keep up your good work.
I’ve attached today’s press release so you can read all the details.
I will be addressing all employees (via live video broadcast) later this week. Stay tuned for details.
For those of you on my management team, I will have a special managers meeting (also via live video broadcast) on Wednesday, January 27, at 6 p.m. Central Time (7 p.m. Eastern, 4 p.m. Pacific). Additional details, such as where to meet or see the video feed, will be forthcoming.
I reiterate my enthusiasm about our acquisition of Worldcolor and what it means for our future. I look forward to sharing more with you soon!
Joel
Additional Information and Where to Find It
This document relates to a proposed business combination transaction between Quad/Graphics and Worldcolor that will become the subject of a registration statement filed by Quad/Graphics with the Securities and Exchange Commission (the “SEC”). This document is not a substitute for the prospectus that Quad/Graphics will file with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov), by directing a request to Quad/Graphics, at N63 W23075 State Hwy 74, Sussex, WI 53089-2827, (888) 782-3226, or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada, (800) 567-7070.

FOR IMMEDIATE RELEASE

Quad/Graphics to Acquire Worldcolor, Adding Products and Services, Entering New
Geographies and Enhancing its Position as a Printing Industry Leader
Quad/Graphics CEO Joel Quadracci to Lead Expanded Company
as Chairman, President and CEO
Worldcolor CEO Mark Angelson to Join Quad/Graphics’ Board
as Chair of Committee on Integration and Consolidation
SUSSEX, WISCONSIN and MONTREAL, QUEBEC, January 26, 2010 — Quad/Graphics, Inc., the largest privately held printer in the U.S., and World Color Press Inc. (TSX: WC, WC.U) (“Worldcolor”), the second largest provider of print, digital and related services in the Americas, today announced that their boards of directors unanimously have approved a definitive arrangement agreement whereby Quad/Graphics will acquire Worldcolor, enhancing Quad/Graphics’ position as a leader in the printing industry with increased efficiencies, greater geographic reach and broader product and service scope. The expanded Quad/Graphics will have nearly 30,000 employees serving customers in the U.S., Canada, Latin America and Europe. Worldcolor and Quad/Graphics had aggregate unaudited revenues for the 12-month period ended September 30, 2009 of U.S. $5.1 billion and aggregate unaudited adjusted EBITDA of U.S. $647 million. Worldcolor’s and Quad/Graphics’ unaudited adjusted EBITDA margins for the same period were 9.7% and 17.6%, respectively.
The transaction is expected to close approximately in the summer of 2010 and be accretive to the earnings of the combined enterprise. Quad/Graphics’ management estimates that the combination will generate approximately U.S. $225 million in pre-tax net annualized synergies within 24 months. Concurrent with the closing of the transaction, Quad/Graphics intends to become a publicly traded company. Quad/Graphics expects to register its Class A Common shares with the U.S. Securities and Exchange Commission (SEC) and proceed with a listing on a leading U.S. exchange. Under terms of the agreement, Worldcolor shareholders will receive at closing approximately 40 percent of the outstanding shares of Quad/Graphics and Quad/Graphics’ shareholders will hold approximately 60 percent of the shares.
The acquisition will enhance Quad/Graphics position as a commercial printing leader in North America serving the Magazine, Catalog, Retail Insert, Book, Directory, and Direct Mail product segments and enhance Quad/Graphics’ standing as one of the leading commercial printers in the world. The expanded Quad/Graphics will be better positioned to succeed in the dynamic, highly fragmented, and competitive printing industry as it will offer clients a more comprehensive range of services, including a broader variety of product types and revenue generating solutions; an enhanced manufacturing platform that will make available

Quad/Graphics’ industry leading technology and automation to the combined platform; an expanded geographic footprint and customer service presence; and new opportunities to realize distribution efficiencies through improved speed-to-market and product integrity for USPS delivered products and volume driven postage savings programs, such as co-mailing, all backed by experienced and proven leadership.
“By combining the strengths of both companies, we will enhance our leadership position in the printing industry,” said Joel Quadracci, Quad/Graphics Chairman, President and Chief Executive Officer. “Customer needs and demands are rapidly evolving, and our expanded company will be even better equipped to meet those demands. With increased access to capital markets, we plan to make appropriate investments in our platform and data-driven solutions to secure the future of print. With our strong commitment to innovation and customer satisfaction, combined with the greater operational efficiencies we are targeting, we will be better able to achieve our strategic objectives and continue to generate industry-leading margins and profitable growth, all while creating opportunities for our customers, shareholders and employees.”
“This transaction presents compelling opportunities for the achievement of synergies and other efficiencies,” said Mark Angelson, Worldcolor Chairman and Chief Executive Officer. “Quad/Graphics has a long tradition of leadership and operational excellence. I have the highest regard for Joel and his management team, whom I consider to be among the best and brightest executives anywhere. They have built a company known for having the industry’s best technology, automation and robotics, and world-class customer service. Quad/Graphics will make a fine, stable home for Worldcolor managers and employees. I look forward to joining the Quad/Graphics Board and sharing our experience as we combine these storied companies while ensuring that we focus on maximizing shareholder value and creating opportunities for customers and employees well into the future.”
Added Mr. Quadracci: “Through our comprehensive due diligence, we learned Worldcolor has very talented and professional employees who have performed well in challenging and turbulent times. We look forward to having Worldcolor employees join and strengthen our industry-leading team. In addition, this transaction allows us to expand our geographic scope by entering the Canadian marketplace and certain Latin American markets where we currently do not have a presence.”
“Mark Angelson has a long tenure in public company management and an unmatched record of success in leading consolidations in our industry and creating value for public company shareholders. I am pleased that he will join our Board and that we will benefit from his experience as we integrate these two companies,” concluded Mr. Quadracci.
Through the acquisition, Quad/Graphics plans to achieve greater operational efficiencies, capacity rationalization, enhanced production flexibility and reduced cycle time, and significantly improve its supply chain management capabilities. Additionally, Quad/Graphics expects to benefit from a strong pro forma credit profile with enhanced liquidity and generate solid free cash flow.

Mr. Quadracci will serve as Chairman, President and Chief Executive Officer of the expanded company. The future Board will be comprised of the six current Quad/Graphics directors and two Worldcolor directors: Mr. Angelson, who will Chair the Board Committee on Integration and Consolidation, and a director to be named prior to closing, who will become a member of the Audit Committee, bolstering Quad/Graphics’ commitment to excellence in financial reporting.
Transaction Summary
Each Worldcolor Common Share outstanding at closing will be converted after a multi-step transaction into a number of Class A Common Shares of Quad/Graphics at a Share Exchange Ratio to be determined at closing. Worldcolor has Convertible Preferred Shares (and related accrued but unpaid dividends) that at the option of each holder, may be converted into Worldcolor Common Shares or, if not previously converted, will be redeemed for cash at U.S. $8.00 per share. Worldcolor has two series of Warrants outstanding that either convert to Worldcolor Common Shares or will be redeemed for cash at a price in accordance with contractually specified formulas.
Worldcolor Common Shareholders will receive Quad/Graphics Class A Common Shares, each having one vote per share, for approximately 40 percent total ownership of the Company. Quad/Graphics’ shareholders will continue to own Class A, Class B and Class C shares for approximately 60 percent total ownership of the Company. The Harry V. Quadracci family will control the Company through ownership of the high-voting Class B shares. The Class C Shares are owned by a qualified retirement trust for Quad/Graphics employees. Any future dividend or consideration received will be distributed pro rata regardless of share class. The Class A Common Shares are expected to afford holders enhanced liquidity. Neither the Class B nor Class C Shares are expected to be publicly traded.
Simultaneously with the closing, U.S. $140.0 million will be distributed in cash to Quad/Graphics’ existing Common Shareholders. Quad/Graphics will also provide at least U.S. $93.3 million to Worldcolor to purchase any Warrants not converted to Common Shares and to fund redemptions of or payments due on any other equity securities not converted to Common Shares. If less than $93.3 million is needed to make such purchases and redemptions, the remainder will be distributed to Worldcolor Common Shareholders in cash.
The closing of the transaction is not contingent on financing. There is U.S. $1.2 billion of committed financing from JPMorgan Chase and U.S. Bank to fund cash distributions, refinance Quad/Graphics’ existing revolving credit facility, refinance Worldcolor’s existing debt outstanding, fund expenses incurred in connection with the transaction and fund repayment of certain other Worldcolor obligations. As of September 30, 2009, the two companies had a combined unaudited debt balance of approximately U.S. $1.7 billion.
Completion of the acquisition is subject to Quad/Graphics and Worldcolor shareholder and regulatory approvals, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Canadian Competition Act and the Investment Canada Act. The transaction is also subject to the approval of the Superior Court of Quebec, Commercial Division. Shareholders of Quad/Graphics holding Quad/Graphics Common Shares having more than fifty percent of the voting rights in Quad/Graphics have entered into a voting agreement in support of the proposed transaction. The acquisition also is contingent on the SEC declaring effective Quad/Graphics’ planned S-4/Proxy Circular filing.
Quad/Graphics and Worldcolor each have agreed not to solicit other offers, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The arrangement agreement also provides for the payment of a U.S. $40 million break-up fee to either party if the transaction is not completed under certain circumstances.
J.P. Morgan Securities Inc. served as financial advisor to Quad/Graphics and Foley & Lardner LLP and Torys LLP provided legal counsel. Morgan Stanley served as financial advisor to Worldcolor and Sullivan & Cromwell LLP and Osler, Hoskin & Harcourt LLP provided legal counsel.
Investor Conference Call and Webcast
Worldcolor will hold an investor call and webcast, to be led by Mr. Angelson, today at 10:00 a.m. Eastern Time / 9:00 a.m. Central Time to discuss this morning’s announcement. Mr. Quadracci and John Fowler, Senior Vice President and Chief Financial Officer of Quad/Graphics, will join the call as guests. The webcast can be accessed through the investor relations section of the Worldcolor Web site at www.worldcolor.com. Investors and analysts may participate in the call by dialing 877-941-8632 (toll-free domestic), conference ID 4205698. International callers should dial 480-629-9821, conference ID 4205698. Please dial in at least 10 minutes in advance. A replay of the call will be available for one week via the telephone starting at approximately one hour after the conclusion of the call today and can be accessed at 800-406-7325 (toll-free domestic) or 303-590-3030 (international), conference ID 4205698. The webcast will be archived on Worldcolor’s Web site.
About Quad/Graphics
Quad/Graphics (www.QG.com) is a leading printer of catalogs, magazines and other commercial products. Headquartered in Sussex, Wisconsin (26 miles west of Milwaukee) and with 11 plants in the United States and several overseas, the company provides services ranging from front-end design and photography through digital imaging, printing, finishing, mailing/distribution (including the industry’s largest co-mail program) and data-driven marketing solutions such as data optimization and analytics.
About Worldcolor
Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its employees are focused on helping customers meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile,

Colombia, Mexico and Peru. More information about Worldcolor can be found on its Web site at www.worldcolor.com.
Additional Information
This press release relates to a proposed business combination transaction between Quad/Graphics and Worldcolor that will become the subject of a registration statement that will be filed by Quad/Graphics with the Securities and Exchange Commission (the “SEC”). This press release is not a substitute for the prospectus that Quad/Graphics will file with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Worldcolor, upon written request to Worldcolor, at World Color Press Inc., 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Wordcolor, or from Quad/Graphics, upon written request to Quad/Graphics, Inc., Attention Andrew R. Schiesl, Vice President and General Counsel, N63 W23075 Highway 74, Sussex, Wisconsin 53089-2827 or by calling (414) 566-2017, in the case of filings by Quad/Graphics.
Cautionary Note Regarding Forward-Looking Statements
To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. Worldcolor or Quad/Graphics has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction. These and other risks, as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor or Quad/Graphics with the SEC, available at www.sec.gov. Worldcolor and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Contacts
Quad/Graphics and Worldcolor Media Contact:
Kenny Juarez of The Abernathy MacGregor Group
212-371-5999
Quad/Graphics Media Contact:
Claire Ho
Manager, Corporate Communications
414-566-2955
Claire.Ho@qg.com
Worldcolor Media Contact:
Tony Ross
Vice President, Communications
917-750-6412
Worldcolor Investor Contact:
Roland Ribotti
Vice President, Corporate Finance and Treasurer
514-877-5143
800-567-7070